HypoVereinsbank

Securities & Exch[redacted]ssion
Judici[redacted]
450 Fi
Washin
USA


06011540

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, February 20th, 2006

Re: Bayerische ~~Hypo- und Vereinsbank~~ Hypotheken Und Wechsel Bank AG („HypoVereinsbank")
File No. 82-3777

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated February 9, 2006 commenting on Willibald Cernko being the new Management Board member responsible for retail customers at HypoVereinsbank AG

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: [signature]
Name: Susan Eckenberg
Title: IR Manager

By: [signature]
Name: Natascha Ropeter
Title: IR Manager

Enclosure

File No. 82-3777

HVB Group

Member of UniCredit Group

INVESTOR RELATIONS RELEASE **FEBRUARY 9, 2006**

Willibald Cernko will be the new Management Board member responsible for retail customers at HypoVereinsbank AG

Willibald Cernko, member of the Management Board of Bank Austria Creditanstalt AG, will be proposed as a member of the Management Board of HypoVereinsbank AG and will assume responsibility for the retail customer business in Germany after his appointment, which is scheduled to take place at the Supervisory Board meeting on February 23.

His predecessor, Jan-Christian Dreesen, will leave the bank with immediate effect for personal reasons.

As Management Board member of Bank Austria Creditanstalt, Willibald Cernko (49) has been responsible for the bank's corporate customers, private customers and professionals and for asset management since April 2003. With Cernko's appointment, UniCredit Group continues the mutual exchange of executives within the first truly European bank, which was already reflected in Henning Giesecke's and Wolfgang Sprissler's appointment to the Board of Directors of UniCredit Group.

Wolfgang Sprissler, Management Board Spokesman of HypoVereinsbank AG, commented on Willibald Cernko's envisaged appointment: "With the HVB Group manager Willibald Cernko, we have won an experienced executive and acknowledged sales expert for HypoVereinsbank, who has been very successful in expanding and strengthening BA-CA's position in the customer business. We are certain that we are taking a convincing and lasting decision with his appointment, which offers excellent prospects for the retail customer business in Germany. Willibald Cernko will continue the extensive customer initiatives in the German retail customer business, which have already been reflected in satisfactory business performance."

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pres-sures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

File No. 82-3777

HVB Group Member of UniCredit Group

INVESTOR RELATIONS RELEASE **9. FEBRUAR 2006**

Willibald Cernko wird neuer Privatkunden-Vorstand der HypoVereinsbank AG

Willibald Cernko, Mitglied des Vorstandes der Bank Austria Creditanstalt AG, wird für den Vorstand der HypoVereinsbank AG vorgeschlagen und übernimmt nach seiner für die Aufsichtsratsitzung am 23. Februar vorgesehenen Bestellung die Leitung des Privatkundengeschäftes in Deutschland.

Sein Vorgänger, Jan-Christian Dreesen, wird die Bank aus persönlichen Gründen mit sofortiger Wirkung verlassen.

Willibald Cernko (49) verantwortete als Vorstand seit April 2003 den Vertrieb der Bank Austria Creditanstalt für Firmenkunden, Privat- und Geschäftskunden sowie das Asset Management.

Mit der Ernennung von Cernko setzt die UniCredit Group den wechselseitigen Austausch von Führungskräften innerhalb der ersten wahrhaft europäischen Bank fort, der auch bereits in der Berufung von Henning Giesecke und Wolfgang Sprißler in den Konzernvorstand von UniCredit zum Ausdruck kam.

Wolfgang Sprißler, Sprecher des Vorstandes der HypoVereinsbank AG, zu der vorgesehenen Berufung von Willibald Cernko: "Mit dem HVB Group-Manager Willibald Cernko haben wir für die HypoVereinsbank einen erfahrenen Manager und ausgewiesenen Vertriebs-Experten gewonnen, der die Position der BA-CA im Kundengeschäft sehr erfolgreich ausgebaut und gestärkt hat. Wir sind uns sicher, dass wir mit seiner Berufung eine überzeugende und dauerhafte Entscheidung treffen, die für die Zukunft des Privatkundengeschäfts in Deutschland eine ausgezeichnete Perspektive bietet. Willibald Cernko wird die umfangreichen Kundeninitiativen im deutschen Privatkundengeschäft, die sich bereits in einer erfreulichen Geschäftsentwicklung niederschlagen, fortsetzen."

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir